UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y305
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001 30 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,285,280 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,285,280 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,285,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 9,285,280 common shares, par value $0.01 per share, of the Issuer currently held by Sovereign Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,285,280 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,285,280 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,285,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.0% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Common shares currently held by Sovereign Holdings Inc., a Marshall Islands corporation, of which Mr. Pistiolis is the sole shareholder.
(2) See Item 5(a).

This Amendment No. 7 to Schedule 13D (this "Amendment No. 6")  amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011, Amendment No. 2 filed on August 31, 2011, Amendment No. 3 filed on September 2, 2011, Amendment No. 4 filed on October 21, 2011, Amendment No. 5 filed on December 7, 2012 and Amendment No. 6 filed on May 28, 2013 (the "Schedule 13D") filed by Sovereign Holdings Inc. ("Sovereign") and Evangelos Pistiolis (together with Sovereign, the "Reporting Persons").  This Amendment No. 7 relates to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Top Ships Inc., a Marshall Islands corporation (the "Issuer").  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change from the Schedule 13D/A filed with the Commission on October 21, 2011.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on May 28, 2013.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.)     According to the Issuer's Annual Report on Form 20-F filed with the Commission on May 1, 2013, there were 17,147,534 Common Shares issued and outstanding as of December 31, 2012.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 9,285,280 Common Shares, representing approximately 54.0% of the outstanding Common Shares.  Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 9,285,280 Common Shares.  Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 9,285,280 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 9,285,280 Common Shares, representing approximately 54.0% of the outstanding Common Shares. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 9,285,280 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 9,285,280 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 6.

(c.)     Except for those transactions described under Item 4, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 5, 2013, Sovereign entered into a Voting Agreement with AMCI Products Limited ("AMCI"), which has entered into three Stock Purchase Agreements (the "Stock Purchase Agreements") with the Issuer pursuant to which the Issuer has agreed to sell the six shipowning subsidiaries which own the Issuer's six vessels to AMCI (the "Transaction").

Until the termination of any of the Stock Purchase Agreements, the Reporting Person has agreed to vote its Common Shares in favor of any proposal to approve the Stock Purchase Agreements and the Transaction and against any proposal which might delay or inhibit or conflict with the Transaction.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Voting Agreement dated September 5, 2013 between the Sovereign Holdings Inc. and AMCI Products Limited.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

/s/ Evangelos Pistiolis
Evangelos Pistiolis*

*           The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

VOTING AGREEMENT

September 5, 2013

AMCI Products Limited
c/o AMCI Poseidon
475 Steamboat Road, 2nd Floor
Greenwich, CT 06830

Re:           Voting of Common Stock of Top Ships Inc.

Gentlemen:

In order to induce AMCI Products Limited ("Purchaser") to execute and deliver those certain Stock Purchase Agreements, each dated as of September 5, 2013 (the "Stock Purchase Agreements"), by and between Top Ships Inc. ("Seller") and Purchaser pursuant to which Seller is selling all of the outstanding Common Stock and other securities of certain of its subsidiaries to Purchaser, the undersigned is entering into this agreement with Purchaser.

The undersigned beneficially owns 9,285,280 shares of Common Stock of Seller. The undersigned hereby revokes any and all proxies and voting agreements it has heretofore given or entered into with respect to such shares of Common Stock and other securities.

Until such time as any of the Stock Purchase Agreements are terminated in accordance with their terms (at which time this voting agreement shall also terminate), the undersigned hereby agrees to vote, or cause to be voted, at each meeting of stockholders of Seller (or pursuant to any written consent of the stockholders of Seller) at which such stockholders consider a proposal to approve any of the Stock Purchase Agreements and the transactions contemplated thereby, all shares of Common Stock beneficially owned by it, in favor of such proposal and against any other proposal which might delay or inhibit or conflict with the transactions contemplated by the Stock Purchase Agreements.

Prior to the earlier of the completion of the Closing under each of the Stock Purchase Agreements and the termination of each of the Stock Purchase Agreements in accordance with their respective terms, the undersigned will not sell or dispose of any shares of Common Stock it beneficially owns or engage in any other transaction which would impair its ability to fulfill its obligations hereunder.

The voting agreement contained herein may not be revoked, except by an amendment, modification or termination signed by each of the parties hereto.

The invalidity or unenforceability of any provision of this Voting Agreement shall not affect the validity or enforceability of any other provision of this Voting Agreement. In addition to any and all other remedies that may be available at law in the event of any breach of this Voting Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations hereunder of the parties hereto and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

This Voting Agreement shall be governed by and construed in accordance with the laws of the Republic of the Marshall Islands.

This Voting Agreement may be signed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

*      *      *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SOVEREIGN HOLDINGS INC.

By:	/s/ Evangelos Pistiolis
Name: Evangelos Pistiolis
Title: Attorney-in-Fact

ACCEPTED:

AMCI Products Limited

By:	/s/ Stamatis Molaris
Name: Stamatis Molaris
Title: Director